# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Reddit, Inc., CIK 0001713445
CUSIP: 75734B100
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 303 2nd Street, South Tower, 5th Floor, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 08/16/2025
Filed by CIK 0001827011
Persons authorized to receive notices and communications: Steven Huffman, c/o Reddit, Inc., 303 2nd Street, South Tower, 5th Floor, San Francisco, California (CA), 94107, (415) 494-8016

## Reporting persons
- Steven Huffman (CIK 0001827011): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 5,157,171; shared voting power 52,119,103; sole dispositive power 5,157,171; shared dispositive power 0; aggregate amount beneficially owned 57,276,274 (30.7% of the class)
  Comment: "Shared Voting Power" represents shares subject to the Voting Agreements (as defined in Item 6 of the Schedule 13D). Such Voting Agreements contain provisions relating to the voting of the common stock held by certain of the parties thereto. Accordingly, Mr. Huffman may be deemed to share beneficial ownership of such shares held by such parties until the termination of the respective Voting Agreement. See Item 6 of the Schedule 13D.
  
  The beneficial ownership percentage is calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: Reddit, Inc.
Address of issuer's principal executive offices: 303 2nd Street, South Tower, 5th Floor, San Francisco, California (CA), 94107
Comment: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D relates to Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Reddit, Inc. (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on May 3, 2024, as amended by Amendment No. 1 to the Schedule 13D filed August 22, 2024 (as so amended, the "Schedule 13D"). Except as specifically amended by this Amendment No. 2, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D as amended from time to time.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 16, 2025, the 2024 Rule 10b5-1 Plan terminated pursuant to its terms. On May 19, 2025, Mr. Huffman, through a trust for which he is a trustee, adopted a Rule 10b5-1 trading arrangement (the "2025 Rule 10b5-1 Plan") intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) for the sale of up to 450,000 shares of the Class A Common Stock. The 2025 Rule 10b5-1 Trading Plan will terminate at the earlier of the execution of all trading orders pursuant to the plan or August 31, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (c) of the Schedule 13D is hereby amended and restated as follows:

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by Mr. Huffman and, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference.

Beneficial ownership of shares of Class A Common Stock includes shares of Class A Common Stock which may be acquired upon the conversion of shares of the Issuer's Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). Holders of Class A Common Stock and Class B Common Stock generally vote together as a single class, unless otherwise required by law, the Issuer's amended and restated certificate of incorporation, or the Issuer's amended and restated bylaws. Each share of Class A Common Stock is entitled to one vote. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at any time into one share of Class A Common Stock.

Mr. Huffman currently beneficially owns 5,157,171 shares of Class A Common Stock based on, (i) 8,146 shares of Class A Common Stock held by Mr. Huffman through a trust of which he is the trustee, (ii) the right to acquire 1,570,018 shares of Class A Common Stock upon the exercise of vested stock options or options vesting within 60 days held by Mr. Huffman through a trust of which he is the trustee, (iii) the right to acquire 3,063,575 shares of Class A Common Stock upon the conversion of an equal number of shares of Class B Common Stock held by Mr. Huffman through a trust of which he is the trustee, and (iv) the right to acquire 515,432 shares of Class A Common Stock upon the conversion of an equal number of shares of Class B Common Stock underlying vested stock options to acquire shares of Class B Common Stock or such options vesting within 60 days held by Mr. Huffman through a trust of which he is the trustee.

As more fully described in Item 6 of this Schedule 13D, in connection with the initial public offering of the Issuer (the "IPO"), Mr. Huffman entered into certain voting and governance agreements with the Issuer and certain other stockholders of the Issuer. By virtue of the Voting Agreements, Mr. Huffman may also be deemed to have shared voting power over 5,267,639 shares of Class A Common Stock and 46,851,464 shares of Class B Common Stock. Information with respect to shares of Common Stock held by the other parties to the Voting Agreements in this filing is based on information provided by the Issuer.

Based on the above, Mr. Huffman may be deemed to beneficially own an aggregate of 57,276,274 shares of Class A Common Stock, representing approximately 30.7% of the Class A Common Stock, calculated on the basis of Rule 13d-3 of the Exchange Act. Such beneficial ownership constitutes approximately 30.3% of the total outstanding Common Stock. The foregoing calculations of beneficial ownership are based on 134,600,669 shares of Class A Common Stock and 52,570,328 shares of Class B Common Stock outstanding as of July 31, 2025, in each case, based on information provided by the Issuer adjusted by an additional 14,000 shares of Class A Common Stock and fewer shares of Class B Common Stock in an equal amount as a result of a conversion of shares Class B Common Stock to Class A Common Stock on each of August 5, 2025 and August 15, 2025 by Mr. Huffman through a trust of which he is the trustee.

Based solely on beneficial ownership of Mr. Huffman excluding the shares subject to the Voting Agreements, Mr. Huffman beneficially owns approximately 3.7% of the outstanding Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act, and approximately 2.7% of the total Common Stock, assuming the (i) conversion of all shares of Class B Common Stock held by Mr. Huffman or the trust of which he is trustee and (ii) exercise by the trust of which Mr. Huffman is trustee of all stock options currently exercisable or exercisable within 60 days.

Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Class A Common Stock is entitled to one vote per share, Mr. Huffman may be deemed to beneficially own equity securities of the Issuer (including shares underlying vested stock options or stock options vesting within 60 days, even if out-of-the-money) representing approximately 76.7% of the total number of votes of Common Stock of the Issuer, assuming the exercise by Mr. Huffman or the trust of which he is trustee of all stock options currently exercisable or exercisable within 60 days.

Not included in the beneficial ownership totals above are shares of Common Stock underlying stock options not scheduled to vest within the next 60 days and shares of Common Stock underlying unvested restricted stock units.
Transactions in the class effected during the past sixty days:
Except as described below and set forth on Schedule A attached hereto as Exhibit 99.1, Mr. Huffman has not effected any transactions in the shares of Class A Common Stock during the past 60 days.

In addition to the sales made in the open market pursuant to the 2024 Rule 10b5-1 Trading Plan reported on Schedule A attached hereto, a trust of which Mr. Huffman is trustee: (i) on August 15, 2025, converted 14,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock in connection with sales made pursuant to the 2024 Rule 10b5-1 Plan, (ii) on August 14, 2025 donated 8,146 shares of Class A Common Stock, (iii) on August 5, 2025, converted 14,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock in connection with sales made pursuant to the 2024 Rule 10b5-1 Plan, (iv) on July 15, 2025 converted 14,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock in connection with sales made pursuant to the 2024 Rule 10b5-1 Plan, (v) on June 25, 2025 exercised 86,751 stock options for an equal number of shares of Class B Common Stock, and (vi) on June 30, 2025 converted 7,498 shares of Class B Common Stock into an equal number of shares of Class A Common Stock in connection with sales made pursuant to the 2024 Rule 10b5-1 Plan.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Schedule A Sales of Class A Common Stock by Reporting Persons during the prior 60 days

## Signatures
- Steven Huffman: /s/ Julie Rogers, Julie Rogers, Attorney-in-Fact (08/19/2025)